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                                                    Filed by Cisco Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Cisco Systems, Inc.
                                                  Commission File No.: 000-18225


PRESS CONTACT:                                    INVESTOR RELATIONS CONTACT:
Jeanette Gibson                                   Roberta DeTata
Cisco Systems, Inc.                               Cisco Systems, Inc.
(408) 525-8965                                    (408) 527-6388
jegibson@cisco.com                                rdetata@cisco.com

INDUSTRY ANALYST RELATIONS CONTACT:
Art Rangel
Cisco Systems, Inc.
(408) 853-5705
arangel@cisco.com

               CISCO SYSTEMS TO ACQUIRE ACTIVE VOICE CORPORATION
             Technology Propels Adoption of Unified Communications
                      and IP Telephony for the Enterprise

     SAN JOSE, Calif., Nov. 10, 2000 -- Cisco Systems, Inc., today announced it has entered into a definitive agreement to acquire publicly held Active Voice Corporation. (NASDAQ: ACVC) based in Seattle, WA. Active Voice is a leading provider of Internet Protocol (IP)-based unified messaging solutions for the enterprise, that combine e-mail, voice and fax messages into a single, common mailbox accessible via any Internet-connected device anywhere, any time. The acquisition of Active Voice supports Cisco's vision to deliver unified communications and a single, end-to-end IP network combining data, voice, and video for the corporate enterprise.

     Under the terms of the agreement, Cisco will pay approximately $266 million in stock for Active Voice's Unity(TM) operation comprised of IP-based unified messaging solutions. Cisco will also pay approximately $30 million in stock for Active Voice's circuit switched PBX voicemail solutions, which will be sold after the acquisition closes, to a newly formed entity comprised of former Active Voice employees for $30 million. The purchase price will be shared by all Active Voice securityholders. As of November 9, 2000, there were approximately
14.8 million shares of Active Voice outstanding on a fully diluted basis.

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Cisco/Page 2

The acquisition will be accounted for as a purchase and is expected to be complete in the second quarter of Cisco's fiscal year 2001. In connection with the acquisition, Cisco expects a one-time charge for purchased in-process research and development expenses not to exceed $0.02 per share. The acquisition has been approved by the board of directors of each company and is subject to various closing conditions including Active Voice shareholder approval and approval under the Hart Scott Rodino Antitrust Improvements Act.

     The growth of the IP telephony market is accelerating. The acquisition of Active Voice's Unity operation represents an important step in the advancement of Cisco's Architecture for Voice, Video and Integrated Data (AVVID) and underscores Cisco's commitment to delivering unified communications capabilities to the enterprise.

     Active Voice's Unity product offerings complement Cisco's existing IP-based voice solutions by providing advanced capabilities that enable the unification of both text and voice. Cisco believes such applications will help drive continued adoption of IP telephony. The acquisition of Active Voice's Unity operation brings Cisco a step closer to delivering unified communications solutions that will help enterprises enhance employee productivity, lower cost of ownership, and provide better customer care.

     Active Voice was founded in 1983. The Active Voice Unity team will be led by Active Voice chief technology officer and vice president of advanced products, Kevin Chestnut, and will report to David Kirk, senior vice president, Cisco's Internet Communications Software Group.

                               ABOUT CISCO SYSTEMS

     Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at www.cisco.com.


                                     * * * *

This report may contain projections or other forward-looking statements regarding future events or the future financial performance of Cisco that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K, 8-K, and 10-Q, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with acquisition strategy, dependence on new product offerings, competition, patents, intellectual property and licensing, future growth, rapid technological and market change, manufacturing and sourcing risks, Internet infrastructure and regulation, international operations, volatility of stock price, financial risk management, and potential volatility in operating results, among others.



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Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of
Cisco Systems, Inc. and/or its affiliates in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.

                                     * * * *

Cisco plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Active Voice Corporation ("Active Voice") expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Cisco, Active Voice, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Cisco and Active Voice file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Cisco and Active Voice at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Cisco's and Active Voice's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.

                       INFORMATION CONCERNING PARTICIPANTS

Active Voice, its directors, executive officers and certain members of management and employees may be soliciting proxies from Active Voice's stockholders in favor of the adoption of the merger agreement. Information concerning Active Voice's participants in the solicitation is set forth in its Proxy Statement for its 2000 Annual Meeting of Stockholders. In addition, Cisco and certain employees of Cisco, including Mr. Ammar Hanafi, Mr. Art Rangel and Mr. Eugene Lee, may be deemed to have participated in the solicitation of proxies from Active Voice's stockholders in favor of the adoption of the merger agreement. Information concerning Cisco's directors and executive officers is set forth in Cisco's Proxy Statement for its 2000 Annual Meeting of Shareholders. Messrs. Hanafi, Rangel and Lee are Vice Presidents of Cisco.

            BENEFITS OF MERGER TO ACTIVE VOICE OFFICERS AND DIRECTORS

Officers and directors of Active Voice will receive accelerated vesting of their stock options in connection with the merger. A description of these benefits is contained in the Active Voice Proxy Statement for its 2000 Annual Meeting of Stockholders. In addition, certain officers of Active Voice, as a condition to the closing of the merger, will enter into employment and non-competition agreements with Cisco that will become effective upon completion of the merger. Certain offices of Active Voice will receive bonuses as a result of the merger. A description of the employment agreements and bonuses will be contained in the Registration Statement and the Proxy Statement/Prospectus under the caption "Interests of Active Voice Directors, Officers and Affiliates in the Merger." In addition certain officers and directors of Active Voice will purchase certain assets from Active Voice and receive certain payments relating thereto following the closing of the Merger. A description of that transaction will also be set forth in the Proxy Statement/Prospectus.